

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp.
12141 Wickchester Ln., Suite 325
Houston, Texas 77079

> **Re: NewHold Investment Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 14, 2021**
> **File No. 333-255017**

Dear Mr. Charlton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2021 letter.

Form S-4/A filed May 14, 2021

Background of the Business Combination, page 65

1. We note your response to prior comment 6 and your inclusion of disclosure providing the Company's board's due diligence relating to Evolv's projections. If Evolv provided the Company's board with any of its own assumptions or qualifications supporting its projections, please revise to include.

Material Federal Income Tax Consequences, page 90

2. We note your response to prior comment 8; however, if you do not commit to obtaining a tax opinion supporting the legal conclusion in your filing that you "intend" the merger to be a "reorganization" under Section 368(a) of the Tax Code, and therefore tax-free to a

U.S. holder, it is inappropriate to make such a conclusion. See Item 601(b)(8) of Regulation S-K and, for further guidance, Staff Legal Bulletin No. 19 (October 14, 2011). If you are unable to obtain such a tax opinion because there is significant uncertainty relating to such a conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso